MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
As used in this management’s discussion and analysis ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "Lightspeed", "we", "us" or "our" refer to Lightspeed Commerce Inc. together with our subsidiaries, on a consolidated basis as constituted on March 31, 2026.
This MD&A dated May 21, 2026, for the three months ended March 31, 2026 and 2025 and the years ended March 31, 2026 ("Fiscal 2026") and 2025 ("Fiscal 2025"), should be read in conjunction with the Company’s audited consolidated financial statements and the notes related thereto for the years ended March 31, 2026 and 2025, included elsewhere in this annual report. The financial information presented in this MD&A is derived from the Company’s audited annual consolidated financial statements for Fiscal 2026 and Fiscal 2025, which has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). All amounts are in U.S. dollars except where otherwise indicated.
We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form and our Annual Report on Form 40-F for the fiscal year ended March 31, 2026, is available on our website at investors.lightspeedhq.com and can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.
Forward-looking Information
This MD&A contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates and global economic uncertainty; our expectations regarding the costs, timing and impact of reorganizations and cost reduction initiatives and personnel changes; our expectations regarding our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our expectations regarding capital expenditures and capital allocation strategies; geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and continuing military conflict in the Middle East; our expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex customers, our revenue and the revenue generation potential of our payment-related and other solutions; the impact of our decision to sell our POS and payments solutions as one unified platform, our pricing and packaging initiatives; our gross margins and future profitability; acquisition, investment or divestiture outcomes and synergies; the impact of pending and threatened litigation; the impact of foreign currency fluctuations and the use of hedging on our results of operations; and our business plans and strategies and our competitive position in our industry is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved", the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to
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build our market share, including among retail customers in North America and hospitality customers in Europe; our ability to enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to execute our succession planning; our ability to manage supply chain risk; our ability to manage and maintain integrations between our platform and certain third-party platforms; our ability to execute on our business and operational strategy; our ability to execute on reorganizations and cost reduction initiatives; our ability to execute on our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our ability to expand our presence within our key verticals through Lightspeed Wholesale; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to effectively leverage emerging technologies such as artificial intelligence; our ability to prevent and manage information security breaches or other threats to cybersecurity or data privacy compliance; our ability to protect our intellectual property rights and the risk of claims by third parties of intellectual property infringement; the impact of pending and threatened litigation; the impact of any external stakeholder activism; the pricing of our offerings; our ability to successfully execute our pricing and packaging initiatives; our ability to successfully sell our POS and payments solutions as one unified platform to both new and existing customers; our ability to effectively scale and manage risks related to our merchant cash advance program; our ability to selectively pursue strategic opportunities (such as acquisitions, investments or divestitures), successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to derive the benefits from past and future divestitures, including the divestiture of the Upserve U.S. hospitality product line, and to receive the post-closing and potential earn out payments from such sale; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies, including our share repurchase program; our ability to obtain and maintain financing on acceptable terms; currency exchange and interest rates, including inflation; seasonality in our business and in the business of our customers; the impact of intensifying competition; the changes and trends in our industry or the global economy, including changes in consumer spending; the possibility of further goodwill or other impairments; the impact and uncertainty of foreign policy shifts in the U.S., Canada and Europe (including the impacts of tariffs, sanctions, trade wars, or other trade conditions or protective government actions); the impact of global disruptions in shipping and energy costs; environmental risks and the impact of certain natural disasters on our business and our customers; and changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the "Summary of Factors Affecting our Performance" section of this MD&A, in the "Risk Factors" section of our Annual Information Form dated May 21, 2026, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove to be incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates and assumptions referred to above and described in greater detail in this MD&A should be considered carefully by prospective investors.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.
This MD&A includes certain trademarks, including "Lightspeed", "NuORDER" and other trademarks, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks referred to in this MD&A may
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appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.
Overview
Lightspeed offers a cloud-based commerce platform that connects suppliers, merchants and consumers while enabling omni-channel experiences. Our software platform provides our customers with the critical functionality they need to engage with consumers, manage their operations, order their inventory, accept payments, and grow their businesses. We serve customers globally, empowering single- and multi-location retailers, restaurants, golf course operators and other businesses to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We primarily target sophisticated small and medium-sized businesses ("SMBs") with our easy to use and cost efficient solutions. The majority of our revenue is recurring or reoccurring and we have a track-record of growing revenue per customer over time. Our differentiated product offerings have enabled us to develop a competitive position, particularly for retail customers in North America and hospitality customers in Europe.
Our cloud platform is designed around three interrelated elements: omni-channel consumer experience, a comprehensive back-office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments and other financial services. Key functionalities of our platform include full omni-channel capabilities, point of sale ("POS"), product and menu management, kitchen display system ("KDS"), service pacing and workflow optimization, reservations, employee and inventory management (including an integrated wholesale offering and inventory ordering), analytics and reporting, multi-location connectivity, order anywhere and curbside pickup functionality, loyalty, customer management, mobile payments and tailored financial solutions such as Lightspeed Payments and Lightspeed Capital. By delivering our solutions through the cloud, we enable merchants to reduce dependency on the brick and mortar channel and interact with customers anywhere (in store, online, mobile and social), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location.
Our flagship solutions include Lightspeed Restaurant, a unified hospitality commerce offering, and Lightspeed Retail, a retail commerce offering that unites advanced POS, payments, and eCommerce into one cohesive and powerful solution. In addition, Lightspeed eCommerce allows merchants to enhance omnichannel reach and increase selling flexibility, including through social media platforms and digital marketplaces. Our flagship solutions are seeing strong reception from customers globally, particularly among retail customers in North America and hospitality customers in Europe. We also continue to advance our strategy of expanding our presence within our key verticals through Lightspeed Wholesale, which unifies NuORDER by Lightspeed and Lightspeed Retail. By directly connecting brand supply with retailer demand, we simplify product discovery, wholesale transactions and inventory replenishment, keeping the full commerce flow within the broader Lightspeed ecosystem. We are further focused on expanding our catalog content across both new and existing verticals, streamlining the process for retailers to manage their store data and simplify operational tasks. We believe our continued investment in this strategy represents an opportunity for us to distinguish ourselves from competitors.
Our position at the point of commerce puts us in a prime position for payment processing and allows us to collect transaction-related data insights. Our transaction-based revenue was $815.1 million for Fiscal 2026, an increase of 17% from the $697.3 million in transaction-based revenue for Fiscal 2025. This was primarily driven by increased customer adoption of our payments solutions resulting in an increase of 21% in GPV1 compared to Fiscal 2025. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our unified payments offering, we continue to support our customers with free hardware and implementation and competitive rates. As a result of this initiative, we generally require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing customers through our payments solutions helps advance our growth strategies and enables us to reduce complexity in our business. In addition, this initiative helps reduce the costs of supporting a variety of third party payment processors.
1 Refer to the section entitled "Key Performance Indicators".
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Our platform is built to scale with our customers, supporting them as they open new locations, and offering them increasingly sophisticated solutions as their business requirements become more complex. Our platform helps SMBs avoid having to piece together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing onboarding and support services, and fundamentally believe that our success is directly connected to their success. Our monthly ARPU1 was approximately $602 as at March 31, 2026 as compared to approximately $545 as at March 31, 2025.
To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program provides cash advances to eligible merchants and is designed to help them with overall business growth and cash management. Merchants are meant to use these cash advances to manage their cash flows, to buy inventory, and to invest in marketing, amongst other things.
We sell our solutions primarily through our direct sales force in North America, Europe, the UK, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers. We focus our efforts primarily on retail customers in North America and hospitality customers in Europe.
We remain focused on attracting the right customer profile, particularly customers with a higher GTV, multiple locations or more complex needs, merchants which we believe are ideally suited for our industry-leading solutions. For Fiscal 2026, GPV was $41.0 billion compared to $33.9 billion for Fiscal 2025, representing growth of 21%. For Fiscal 2026, our cloud-based software-as-a-service platform processed GTV1 of $98.1 billion compared to $91.3 billion of GTV processed during Fiscal 2025, representing growth of 7%. For the three months ended March 31, 2026, GPV was $9.6 billion compared to $7.9 billion for the three months ended March 31, 2025, representing growth of 22%. For the three months ended March 31, 2026, GTV was $22.9 billion compared to $20.6 billion for the three months ended March 31, 2025, representing an increase of 11%.
As at March 31, 2026, we had Customer Locations in over 100 countries. The majority of our Customer Locations were retail customers in North America and hospitality customers in Europe.
We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. We generate revenue primarily from the sale of cloud-based software subscriptions and our payments and other financial services solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have also integrated our software with various third party payment processors who pay us a revenue share of the payment processing revenue for customers we refer to them. These arrangements generally predate the availability of our payments solutions in the various markets we serve.
Our total revenue has increased to $1,227.0 million for Fiscal 2026 from $1,076.8 million for Fiscal 2025, representing year-over-year growth of approximately 14%. For Fiscal 2026, subscription revenue accounted for 30% of our total revenues (32% for Fiscal 2025), and transaction-based revenue accounted for 66% of our total revenues (65% for Fiscal 2025).
In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our subscription and transaction-based revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware, with which our solutions integrate, and the sale of professional services in support of the installation and implementation of our solutions. For Fiscal 2026, this revenue accounted for 3% of our total revenue (3% for Fiscal 2025).
We plan to continue making deliberate investments to drive future growth including in Lightspeed Wholesale. We believe that our future success depends on a number of factors, including our ability to expand our market share among retail customers in North America and hospitality customers in Europe, execute our transformation strategy to focus on growth among retail customers in North America and hospitality customers in Europe, enhance customer experience and avail ourselves of upsell opportunities within our existing customer base, build on the successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and selectively pursue value-enhancing acquisitions and divestitures or other strategic opportunities.
In recent years, we have undertaken several cost reduction initiatives including reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. We will continue to invest in key product development and customer experiences.
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We believe that we have significant opportunity to continue to expand ARPU given the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers. We have not generated net income to date. If we are unable to successfully implement our growth strategies and cost reduction initiatives, we may not be able to achieve net income. For Fiscal 2026 and Fiscal 2025, we incurred an operating loss of $152.3 million and $696.0 million, respectively. The operating loss for Fiscal 2026 decreased primarily due to increased gross profit, and due to a non-cash goodwill impairment charge of $556.4 million that was incurred in Fiscal 2025. Our cash flows from operating activities for Fiscal 2026 were $55.5 million compared to cash flows used in operating activities of $32.8 million for Fiscal 2025, and our Adjusted Free Cash Flow2 for Fiscal 2026 was $18.2 million compared to Adjusted Free Cash Flow2 used of $11.2 million for Fiscal 2025.
Sustainability
Sustainability is embedded in our guiding principles, and we are working towards a sustainable future and a greener economy. As part of this commitment, we have taken steps to help our customers reduce their carbon footprint. We partner with GiftTrees on a Carbon Friendly Dining program. The partnership gives our customers' diners the ability to offset the carbon emissions associated with their purchase by planting trees and provides our customers with sustainable credits towards purchasing Lightspeed products. The program has resulted in the planting of over 2.5 million trees. In addition to helping offset carbon emissions, these trees provide food, income and education for the communities sponsored to plant the trees. We also partner with Perk with the aim to offset carbon emissions for our business travel by airplane, automobile, and train. We choose to partner with companies that are also environmentally conscientious. Most of our solutions are powered by Amazon Web Services ("AWS") and Google Cloud platforms. In 2024, Google Cloud matched 100% of their global electricity consumption with renewable energy purchases and 100% of electricity consumed by AWS was matched with renewable energy sources. We have an Employee-led Network focused on sustainability, through which employees can foster awareness, advocate for impactful change, and consider eco-friendly solutions that can be integrated into our operations and community interactions.
Lightspeed is also a place of diversity, equity and inclusion, and it has been since our Chief Executive Officer Dax Dasilva founded the Company in Montréal’s Gay Village in 2005. The first four Lightspeed team members were all from the LGBTQ2S+ community and according to our latest 2025 DEI engagement survey (participation is voluntary), 9% of the respondents identify themselves as LGBTQ2S+, with 1% identifying as transgender. Our commitment to a diverse and inclusive workplace can be seen at all levels of our Company, including our Employee-led Networks for women, LGBTQ2S+ community members and BIPOC community members. As of the date hereof, 43% of our board members are women. Furthermore, 56% of our executive officers are women. We believe in creating value across our ecosystem, including by ensuring meaningful wealth creation opportunities for all employees. Permanent employees are granted an equity stake in the Company upon hire, ensuring employees’ interests are aligned with those of our shareholders.
Macroeconomic Conditions
There continues to be uncertainty in the macroeconomic environment, including with respect to inflationary pressures, changes in consumer spending, exchange rate fluctuations, changes in interest rates, the geopolitical and social landscape and changes in trade conditions (including tariffs, sanctions, trade wars and other protective government actions). This macroeconomic uncertainty makes it difficult to assess the future impact these events and conditions will have on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term.
Despite these ongoing risks and uncertainties, we continue to believe there is an accelerated need for our solutions in the industries we serve as SMBs look to augment traditional in-person selling models with online and digital strategies, operate with fewer employees to manage labor shortages by automating time-consuming tasks, and find new efficiencies and insights into their business. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated, outdated, and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to continue to fuel adoption of our solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize our payments opportunity.
We expect changes in consumer spending or other macroeconomic conditions in the various geographies in which we operate to continue to cause variability in our GTV and GPV; however, we believe the diversity in the customer verticals and the geographies we serve will continue to be a strong asset of the business.
2 Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".
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Additionally, global disruptions in shipping and energy costs, continuing military conflict in the Middle East and the Russian invasion of Ukraine have created and are expected to continue to create further global economic uncertainty. We do not have any significant operations, customers or supplier relationships in the Middle East, Russia, Belarus or Ukraine, and have ceased our selling activities to customers in Russia. We do have personnel in Russia who were brought on via our acquisition of Ecwid, and as part of our business continuity plans have relocated many outside of Russia to mitigate any reliance on the region. We will continue to monitor these situations, and related evolving international trade laws, sanctions and export controls, and have and may continue to adjust our business practices as required by applicable rules and regulations.
We continue to monitor the impact of macroeconomic events and conditions on our business, financial condition and operations, as further discussed below. Refer to the section of this MD&A entitled "Summary of Factors Affecting our Performance", to the "Risk Factors" section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. Subscription revenue and transaction-based revenue attributable to standalone eCommerce sites is excluded from ARPU. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. The monthly ARPU of our Customer Locations increased by 10% to approximately $602 per Customer Location as at March 31, 2026 compared to approximately $545 per Customer Location as at March 31, 2025. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period. Customer Location means a billing merchant location for which the term of services has not ended, or in respect of which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can only have multiple Customer Locations if it has multiple physical sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year and the number of retail Customer Locations in North America and hospitality Customer Locations in Europe served by our platform is an indicator of our success in terms of market penetration and growth of our business.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. For the three months ended March 31, 2026, GPV was $9.6 billion compared to $7.9 billion for the three months ended March 31, 2025, representing growth of 22%. For Fiscal 2026, GPV was $41.0 billion compared to $33.9 billion for Fiscal 2025, representing growth of 21%. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GPV once we have further developed our payments solution for business-to-business volume.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. For the three months ended March 31, 2026, GTV was $22.9 billion compared to $20.6 billion for
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the three months ended March 31, 2025, representing an increase of 11%. For Fiscal 2026, GTV was $98.1 billion compared to $91.3 billion for Fiscal 2025, representing an increase of 7%. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GTV once we have further developed our payments solution for business-to-business volume.
Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios
The information presented within this MD&A includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income", "Adjusted Free Cash Flow" and "Total Revenue at Constant Currency" and the non-IFRS ratios such as "Adjusted Income per Share - Basic and Diluted" and "Total Revenue Growth Rate at Constant Currency". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and liquidity and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
Adjusted EBITDA
Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2026	2025	2026	2025
	$	$	$	$

Net loss	(28,567)	(575,943)	(144,412)	(667,196)
Share-based compensation and related payroll taxes(1)	10,997	11,812	58,897	56,578
Depreciation and amortization(2)	37,709	23,681	150,762	100,991
Foreign exchange loss (gain)(3)	411	(668)	(1,546)	594
Net interest income(2)	(4,387)	(8,401)	(8,248)	(36,498)
Acquisition-related compensation(4)	156	157	627	366
Transaction-related costs(5)	392	38	2,639	5,167
Restructuring(6)	1,419	1,430	5,632	17,503
Goodwill impairment(7)	—	556,440	—	556,440
Litigation provisions(8)	—	98	7,815	12,055
Income tax expense (recovery)	(2,996)	4,290	361	7,687

Adjusted EBITDA	15,134	12,934	72,527	53,687
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2026, share-based compensation expense was $11,358 and $57,015, respectively (March 2025 - expense of $12,622 and $55,605), and related payroll taxes were a recovery of $361 and an expense of $1,882, respectively (March 2025 - recovery of $810 and an expense of $973). These amounts are included in direct cost of revenues, general and administrative
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expenses, research and development expenses, and sales and marketing expenses (see note 7 of the audited annual consolidated financial statements for additional details).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2026, net loss includes depreciation of $1,302 related to right-of-use assets, interest expense of $319 on lease liabilities, and excludes an amount of $1,785 relating to rent expense ($1,239, $280, and $2,128, respectively, for the three months ended March 31, 2025). For Fiscal 2026, net loss includes depreciation of $5,088 related to right-of-use assets, interest expense of $1,166 on lease liabilities, and excludes an amount of $7,481 relating to rent expense ($5,220, $1,306 and $8,509, respectively, for Fiscal 2025).
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings, acquisitions, divestitures, and other similar strategic transactions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(6)We implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 23 of the audited annual consolidated financial statements for additional details).
(7)This amount represents a non-cash goodwill impairment charge in the three months ended March 31, 2025 (see note 15 of the audited annual consolidated financial statements for additional details).
(8)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 23 of the audited annual consolidated financial statements for additional details).
Adjusted Income and Adjusted Income per Share - Basic and Diluted
Adjusted Income is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax expense (recovery) and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods. Adjusted Income per Share - Basic and Diluted is defined as Adjusted Income divided by the weighted average number of Common Shares outstanding - basic and diluted. We use Adjusted Income per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis. The following table reconciles net loss to Adjusted Income for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars, except number of shares and per share amounts)	2026	2025	2026	2025
	$	$	$	$

Net loss	(28,567)	(575,943)	(144,412)	(667,196)
Share-based compensation and related payroll taxes(1)	10,997	11,812	58,897	56,578
Amortization of intangible assets	34,681	20,820	138,824	88,432
Acquisition-related compensation(2)	156	157	627	366
Transaction-related costs(3)	392	38	2,639	5,167
Restructuring(4)	1,419	1,430	5,632	17,503
Goodwill impairment(5)	—	556,440	—	556,440
Litigation provisions(6)	—	98	7,815	12,055
Deferred income tax expense (recovery)	(7,576)	154	(8,143)	191

Adjusted Income	11,502	15,006	61,879	69,536

Weighted average number of Common Shares outstanding – basic and diluted(7)	139,516,560	152,106,608	139,167,885	153,676,514

Net loss per share – basic and diluted	(0.20)	(3.79)	(1.04)	(4.34)
Adjusted Income per Share – Basic and Diluted	0.08	0.10	0.44	0.45
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to
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share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2026, share-based compensation expense was $11,358 and $57,015, respectively (March 2025 - expense of $12,622 and $55,605), and related payroll taxes were a recovery of $361 and an expense of $1,882, respectively (March 2025 - recovery of $810 and an expense of $973). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses (see note 7 of the audited annual consolidated financial statements for additional details).
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings, acquisitions, divestitures, and other similar strategic transactions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(4)We implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 23 of the audited annual consolidated financial statements for additional details).
(5)This amount represents a non-cash goodwill impairment charge in the three months ended March 31, 2025 (see note 15 of the audited annual consolidated financial statements for additional details).
(6)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 23 of the audited annual consolidated financial statements for additional details).
(7)For the three months and fiscal year ended March 31, 2026, because the impact of including potentially-dilutive shares in the weighted average number of Common Shares outstanding - basic and diluted would not result in a change in the Adjusted Income per Share - Basic and Diluted, the weighted average number of Common Shares outstanding - basic and diluted was not adjusted to include the potentially-dilutive shares.
Adjusted Free Cash Flow
Adjusted Free Cash Flow is defined as cash flows from (used in) operating activities as adjusted for the payment of amounts related to capitalized internal development costs, the payment of amounts related to acquiring property and equipment and certain cash inflows and outflows associated with merchant cash advances. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors of the Company's ability to generate cash flows. The following table reconciles cash flows from (used in) operating activities to Adjusted Free Cash Flow for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2026	2025	2026	2025
	$	$	$	$

Cash flows from (used in) operating activities	(11,377)	(9,938)	55,461	(32,762)
Capitalized internal development costs(1)	(15,120)	(6,058)	(52,830)	(19,342)
Additions to property and equipment(2)	(1,334)	(941)	(6,560)	(3,781)
Merchant cash advances, net(3)	14,812	7,639	22,132	44,719

Adjusted Free Cash Flow	(13,019)	(9,298)	18,203	(11,166)
(1)These amounts represent the cash outflow associated with capitalized internal development costs. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows from (used in) operating activities.
(2)These amounts represent cash outflows associated with the purchase of property and equipment. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows.
(3)These amounts represent cash outflows, including the principal advanced, and cash inflows, including the repayment of principal, in respect of merchant cash advances.
Total Revenue at Constant Currency and Total Revenue Growth Rate at Constant Currency
Total Revenue at Constant Currency is defined as total revenue adjusted for the impact of foreign currency exchange fluctuations. We believe this measure provides a helpful supplemental indicator on comparable total revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance. Total Revenue Growth Rate at Constant Currency is defined as the year-over-year change in Total Revenue at Constant Currency divided by
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reported total revenue in the prior period. We believe this ratio provides a helpful supplemental indicator on comparable total revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance. The following table reconciles total revenue to Total Revenue at Constant Currency for the periods indicated:

	Three months ended March 31,	Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	$	$

2025 Total revenue as reported	253,419	1,076,826

2026 Total revenue as reported	290,795	1,227,046
Foreign currency exchange impact on total revenue(1)	(9,596)	(17,919)

Total Revenue at Constant Currency	281,199	1,209,127

Total revenue growth rate	14.7%	14.0%
Total Revenue Growth Rate at Constant Currency	11.0%	12.3%

(1)Current revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period.
Outlook
A discussion of management's expectations as to the Company's outlook for the three months ending June 30, 2026 and fiscal year ending March 31, 2027 is contained in the Company's press release dated May 21, 2026 under the heading "Financial Outlook". The press release is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Information contained in, or otherwise accessed through, such press release is not deemed part of this MD&A and such press release and information is not incorporated by reference herein.
Summary of Factors Affecting our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the "Risk Factors" section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
Market Adoption of our Platform
We intend to continue to drive adoption of our platform by scaling our solutions to meet the needs of both new and existing customers, with our focus being on complex customers, particularly retail customers in North America and hospitality customers in Europe. We believe that there is significant potential to increase penetration among retail customers in North America and hospitality customers in Europe as these are the markets in which we believe we have the strongest product-market fit. We plan to do this by further developing our products and services, further enhancing our customer experience, embedding ourselves up and down the supply chain within the ecosystem of verticals as well as continuing to invest in go-to-market strategies tailored to attract new businesses to our platform. We plan to continue to invest in our platform to drive market adoption, particularly with retail customers in North America and hospitality customers in Europe, and our operating cash flows may fluctuate and our profitability may be impacted as we make these investments. Our market is large, evolving, highly-fragmented, competitive and has low barriers to entry in many of the countries in which we operate. Our competitors range from large, well-established vendors to smaller, earlier-stage ones. Competition has intensified in our industry and we expect it to continue to intensify in the future, particularly as industry consolidation occurs and as large, well-established vendors increasingly service more complex customers and shift their focus to in-person shopping and services. We are focused on selling our flagship products in certain key verticals, verticals in which we have the strongest product-market fit, as we believe these core offerings reduce complexity, help improve go-to-market momentum and help deliver stronger performance.
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Customer Adoption of our Payments Solutions
We believe that our payments solutions will continue to be an important part of our business as we continue to increase their availability throughout our customer base. Our payments solutions are designed to be transparent and easy to understand, and we have priced our solutions at market competitive rates. We continue to see adoption of our payment processing solutions, which are one of the largest drivers of revenue growth for the Company. As a significant proportion of our revenue is generated from our payments solutions, we believe that while our total revenues may grow, our gross margins will be impacted by the lower gross margin profile of our transaction-based revenue stream relative to the higher gross margin profile of our subscription revenue stream. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our unified payments offering, we continue to support our customers with free hardware and implementation and competitive rates. As a result of this initiative, we generally require our eligible new and existing customers to adopt our payments solutions. While we believe that offering a complete all-in-one platform that includes payment processing functionality along with all the other functionality of our platform offers our customers significant advantages over separate POS solutions, some potential or existing customers may not desire to use our payment processing services or to switch from their existing payment processing vendors. We are limited in our ability to switch certain customers to our unified payments solution by virtue of the terms and conditions of partnerships we have with third party payments processors. Further, our third party partners have in the past and may in the future allege that we have improperly engaged with certain customers or otherwise breached our contractual obligations to them. Any such allegations could damage our reputation and brand and further expose us to a risk of litigation or other liabilities, which are costly, time consuming, distracting to management and adversely affect our ability to successfully sell our POS and payments solutions together as one unified offering.
Cross-selling and Up-selling with Existing Customers
Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with significantly lower sales and marketing expense. We use a "land, onboard and expand" approach, with many of our customers initially deploying our platform for a specific use case. Once they realize the benefits and wide functionality of our platform, they can expand the number of use cases including services such as Lightspeed Advanced Insights and Lightspeed Capital. We plan to continually make targeted investments in product development, and in sales and marketing, to add more solutions to our platform and to increase the usage and awareness of our solutions. Such investments include improvements to Lightspeed Wholesale, building upon its existing foundation to enable a more seamless inventory ordering process straight from our merchants’ POS. We're further developing its capabilities to provide brands with more actionable data insights on consumers and trends to optimize manufacturing and distribution. We are also focused on expanding our catalog content across both new and existing verticals, streamlining the process for retailers to manage their store data and simplify operational tasks. Additionally, we plan to invest in and adopt innovative solutions and practices. Our future revenue growth and our ability to achieve and maintain profitability are dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions. Customer experience, retention and expansion of the suite of solutions will be particularly important drivers for our customers.
Pricing Decisions and Initiatives
We generate revenue primarily from the sale of cloud-based software subscriptions and our payments solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have changed our pricing models from time to time and expect to do so in the future. See the risk factor in our Annual Information Form titled "Our pricing and packaging decisions may fail to generate expected results and may adversely affect our ability to attract new merchants and retain existing merchants" for more information on the risks related to our pricing decisions and initiatives.
Use of Artificial Intelligence and Machine Learning in our Solutions and Operations
We, and many of our partners and suppliers, have and will continue to incorporate artificial intelligence, or AI, solutions into our operations and solutions from time to time to create operational efficiencies and enhance our product offering, and our results of operations may be affected by our success in doing so. As with many disruptive innovations, AI presents not only opportunities, but also risks and challenges that could affect its further development, adoption, and utilization, and therefore affect our business. If the content, recommendations or analyses that AI applications assist in producing are or are alleged to be deficient or inaccurate, we could be subject to competitive risks, potential legal or financial liability, and reputational harm. The use of AI applications may also result in cybersecurity or privacy incidents. Any such incidents related to our use of AI applications could
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adversely affect our business. In addition, AI may present emerging ethical issues. If our use of AI becomes controversial, we may experience reputational harm or other liabilities. Further, given the nascence of AI, factors that may impact AI, such as government regulations and market demand, are uncertain, and we may be unsuccessful in our product development efforts.
Our competitors or other third parties may also incorporate AI into their products and operations. If they adopt the use of AI more quickly or more successfully than us, our ability to compete effectively may be impaired, which may adversely affect our business and results of operations. See the risk factor in our Annual Information Form titled "Development of AI and its integration with and into our solutions and operations presents risks and challenges to our business" for more information on the risks related to the use of artificial intelligence and machine learning in our solutions and operations.
Economic Conditions and Resulting Consumer Spending Trends
Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations. Such conditions and events have in the past and may in the future adversely affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Deterioration in general economic conditions, including any rise in unemployment rates, inflation, tariffs and increases in interest rates, have adversely affected in the past and may in the future adversely affect consumer spending, consumer debt levels and payment card usage, and as a result, have adversely affected in the past and may in the future adversely affect our financial performance by reducing the number of transactions or average purchase amount of transactions processed using our payments solutions. Deterioration in general economic conditions may also cause financial institutions to restrict credit lines to cardholders or limit the issuance of new cards to mitigate cardholder credit concerns, which could also reduce the number or average purchase amount of transactions processed using our payments solutions. In addition, heightened tariffs and changes in trade policies may lead to increased costs for goods and services, which could reduce consumer purchasing power and discretionary spending. Many of the customers that use our platform are SMBs and many are also in the entrepreneurial stage of their development. SMBs may be disproportionately affected by the aforementioned economic conditions or economic downturns, especially if they sell discretionary goods. SMBs may also be disproportionately affected by other economic conditions, including labor shortages and global supply chain issues. SMBs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions. Economic, political and geopolitical uncertainties, including those related to foreign policy shifts in the U.S., Canada and Europe (including the impacts of tariffs, other trade conditions or protective government actions), global disruptions in shipping and energy costs, the continuing military conflict in the Middle East and Russia's invasion of Ukraine may further amplify such risks.
Economic downturns have and may continue to adversely impact retail and hospitality sales, which could result in us processing lower payments volumes and customers who use our platform going out of business or deciding to stop using our services in order to conserve cash. Moreover, our customers that run restaurants or customers in certain of our retail verticals operate in industries which are intensely competitive and subject to heightened exposure to economic conditions affecting consumer discretionary spending, resulting in overall risk and a rate of failure that are typically greater than for businesses generally.
Weakening economic conditions or uncertainty may also adversely affect third parties, including suppliers and partners, with whom we have entered into relationships and upon whom we depend in order to operate and grow our business. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses to our merchant cash advance program, any of which could adversely affect our business.
Scaling our Sales and Marketing Team
Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts globally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding and training our sales force, and consequently, we anticipate that our sales headcount will increase as a result of these investments. To complement this strategy, we invest in outbound-led lead generation, particularly focusing on retail customers in North America and hospitality customers in Europe, and complex merchants and restaurateurs with high annual GTV. Our outbound-led lead generation involves the use of field sales teams and in-office outbound sales. As part of our transformation strategy, we have begun to enhance our go-to-market strategy with more targeted outbound efforts, field sales, local marketing expansion and investments intended to allow us to scale revenue with reduced dependency on scaling headcount. This includes the use of verticalized sales and marketing execution to help maximize efficiency and win customers, including deepening supplier integration in our target verticals for retail customers in North America. For hospitality customers in Europe, we have begun scaling field sales teams and local marketing to support growing lead volume.
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Retaining and Motivating Qualified Personnel
Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our ability to identify, hire, develop, motivate and retain qualified personnel will directly affect our ability to maintain and grow our business, and such efforts will require significant time, expense and attention. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills, employees with high levels of experience in designing and developing software and internet-related services, and employees with skills in emerging technologies such as artificial intelligence, will be critical to our future success and demand and competition for such talent is high. We are also substantially dependent on our direct sales force to obtain new customers and increase sales to existing customers, including with respect to our scaling outbound go-to-market motion for retail customers in North America and scaling field sales motion for hospitality customers in Europe. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, and retaining a sufficient number of sales personnel to support our growth. While we have in the past issued, and intend to continue to issue, equity awards as key components of our overall compensation, employee attraction and retention efforts, we are required under IFRS Accounting Standards to recognize share-based compensation expense in our operating results for employee share-based compensation under our equity grant programs which, among other factors, may increase the pressure to limit share-based compensation. Further, certain restrictions pursuant to our equity award plans limit the amount of equity awards we may grant which may require us to offer alternative forms of compensation. See the risk factor in our Annual Information Form titled "If we are unable to hire, retain and motivate qualified personnel, our business will suffer" for more information.
Seasonality
We believe our transaction-based revenues will continue to represent a significant proportion of our overall revenue mix as a result of customer adoption of our payments solutions, and we expect seasonality of our quarterly results to continue. We expect our overall revenue to continue to be correlated to our GPV. While we have observed seasonality for certain prior quarters, historical patterns in our business have not always been and may not in the future be a reliable indicator for our future performance.
Foreign Currency
Exchange rate fluctuations may negatively affect our results of operations. Our presentation and functional currency is the U.S. dollar. Even though we derive the largest portion of our revenues in U.S. dollars and the largest portion of our expenses in U.S. dollars, a portion of our revenues and expenses are also derived in foreign currencies. As a result, exchange rate fluctuations have and may in the future continue to negatively affect our revenue as our software subscriptions are generally billed in the local currency of the country in which the customer is located, and the underlying GTV and GPV (from which we earn transaction-based revenue) is also expected to be denominated in local currency. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the U.S. dollar would reduce our revenues as measured in U.S. dollars. Our head office and a significant portion of our employees are located in Canada, along with additional presence in the United States, Europe, Australia and New Zealand. In addition to U.S. dollars, a large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in other foreign currencies. As a result, our expenses may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro.

We have a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and expenses by entering into foreign exchange forward contracts which we have designated as cash flow hedges. Our currency pair used for cash flow hedges is U.S. dollar / Canadian dollar. Our hedging program does not mitigate the impact of foreign currency fluctuations on our revenue. We do not have foreign exchange forward contracts in place with respect to all currencies in which we currently do business but may, from time to time, enter into additional foreign exchange forward contracts in respect of other foreign currencies. Currency hedging entails a risk of illiquidity and, to the extent that the applicable foreign currency fluctuates in value against the U.S. dollar, the use of hedges could result in losses greater than if the hedging had not been used. There can be no assurance that our hedging strategies, if any, will be effective in the future or that we will be able to enter into foreign exchange forward contracts on satisfactory terms. See the "Risk Factors" section of our most recent Annual Information Form, which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations.
Selective and Opportunistic Pursuit of Acquisitions and Strategic Opportunities
We have complemented our organic growth strategies by taking a targeted and opportunistic approach to acquisitions, identifying acquisition targets with a view to accelerating our product roadmap, increasing our market penetration, going deep into verticals and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued expansion both organically and in integrating the companies we acquire.
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We believe that we remain well-positioned to continue to grow organically and to selectively and opportunistically pursue new acquisitions, investments, divestitures and other strategic opportunities given our experience and scale. However, such acquisitions, investments, divestitures and strategic opportunities could divert management’s attention, result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions, investments, divestitures or strategic opportunities are ultimately completed.
Goodwill Impairment
In Fiscal 2025, we incurred a non-cash impairment charge for goodwill and may incur further impairment charges which would negatively impact our operating results. We account for goodwill impairment in accordance with IAS 36, Impairment of Assets, which among other things, requires that goodwill be tested for impairment at least annually. During the three months ended March 31, 2025, there were changes in macroeconomic conditions and our share price and market capitalization decreased. This led to the carrying amount of our net assets exceeding our market capitalization as at March 31, 2025. This triggered an impairment test to be performed on the Company's goodwill for our operating segment (the "Segment"), as defined in note 3 of the audited annual consolidated financial statements, which is the level at which management monitors goodwill. Our impairment test as at March 31, 2025 resulted in a non-cash impairment charge of $556.4 million related to goodwill during the three months ended March 31, 2025 as the terminal value multiple was negatively impacted by the macroeconomic conditions, and our revenue growth rate was negatively impacted by the macroeconomic impact on our customers' sales. If the carrying value of the Segment is below the Segment's recoverable amount in the future, we may have to recognize further goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. Our impairment test as at December 31, 2025 did not result in a non-cash impairment charge. The carrying amount of the Company's net assets exceeded the Company's market capitalization as at March 31, 2026, which triggered an impairment test to be performed for the Segment. We completed an impairment test of goodwill as at March 31, 2026 using a fair value less costs of disposal model which demonstrated no impairment of goodwill. We are required to perform our next annual goodwill impairment analysis on December 31, 2026, or earlier should there be a goodwill impairment trigger before then. For additional information, refer to note 15 of our audited annual consolidated financial statements for Fiscal 2026.
Key Components of Results of Operations
Revenues
Subscription Revenue
We principally generate subscription-based revenue through the sale of subscriptions to our software solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable our solutions to scale with customers as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners. In addition to the core subscriptions outlined above, customers can purchase add-on services such as Delivery, Advanced Insights, Accounting and Inventory, amongst others. In addition, we generate revenues through revenue sharing agreements from our partners.
Transaction-based Revenue
We generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We generate transaction-based revenues from our payments solutions as well as our revenue sharing agreements with our integrated payment partners. The revenue sharing arrangements mainly predate the availability of Lightspeed Payments and are also the result of inherited revenue streams from some of our acquisitions. Since we do not act as the principal in these arrangements, we recognize revenue from these streams at the net amount retained by us in accordance with IFRS Accounting Standards. It also means we generally earn inferior economics as a result when compared to payments solutions in respect of which we act as principal given that we have less control of the underlying customer relationship. We have, on multiple occasions, been able to leverage our increased scale to renegotiate our relationships with our payments partners resulting in better payments economics overall. We also earn revenues from Lightspeed Capital, a merchant cash advance program pursuant to which we purchase a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to us, until the outstanding balance has been fully remitted.
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Our payments solutions allow our customers to accept electronic payments in-store, through connected terminals and online. Offering embedded payments functionality is highly complementary to the platform we offer our customers today and will allow us to monetize a greater portion of the $98.1 billion in GTV processed in Fiscal 2026.
Hardware and Other Revenue
These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our tablets, customer-facing displays, KDS screens, receipt printers, networking hardware, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories.
Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our customers in some circumstances in the form of on-site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships.
Direct Cost of Revenues
Subscription Cost of Revenue
Cost of subscription revenue primarily includes salaries and other employee related costs for a subset of the support team, costs associated with hosting infrastructure for our services and certain corporate overhead allocations. Significant expenses include costs of our support including total salaries and benefits, share-based compensation and related payroll taxes, data center capacity costs, professional fees and other third-party direct costs such as customer support and partner fees and amounts paid to third-party cloud service providers.
Transaction-based Cost of Revenue
Transaction-based cost of revenue primarily includes direct costs when transactions are processed using our payments solutions, direct costs related to our merchant cash advance program, salaries and other employee related costs, including share-based compensation and related payroll taxes, for a subset of the support team, and certain corporate overhead allocations. The direct costs include costs of interchange and network assessment fees, processing fees, and bank settlement fees to third-party payment processors and financial institutions involved in settlement.
Hardware and Other Cost of Revenue
Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with third-party fulfillment companies, shipping and handling and inventory adjustments, expenses related to costs of professional services provided to customers, salaries and other employee related costs, including share-based compensation and related payroll taxes, and other corporate overhead allocations.
Operating Expenses
General and Administrative
General and administrative expenses consist of salaries and other employee related costs, including share-based compensation and related payroll taxes, for finance, legal, administrative, human resources, as well as financial services. These expenses also consist of expenses related to information technology, information systems, information security, and corporate data employees which expenses are partially allocated to research and development, sales and marketing, and direct cost of revenues. General and administrative expenses also include other professional fees, transaction-related costs, litigation costs, costs associated with internal systems, the loss allowance for expected credit losses, fair value movements related to uncollectible merchant cash advances, and general corporate expenses. As a public company in the United States and Canada, it is costly for us to obtain director and officer liability insurance, and we have in the past and may in the future need to manage trade-offs between accepting reduced coverage or incurring higher costs to expand our coverage.
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Research and Development
Research and development expenses consist primarily of salaries and other employee related costs, including share-based compensation and related payroll taxes, for product-related functions including product management, core development, data, product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platform, primarily for retail customers in North America and hospitality customers in Europe. These expenses give rise to tax credits primarily from the Canadian Federal Scientific Research and Experimental Development Program and the Quebec Tax Credit for the Development of e-business, or "SR&ED" and "e-business" tax credits, respectively. Although the Company's e-business tax credits are mostly refundable, a portion of e-business tax credits is non-refundable and is carried forward to reduce future Quebec income taxes payable and SR&ED tax credits are non-refundable and are carried forward to reduce future federal income taxes payable. The Company recognizes internal development costs as intangible assets only when certain criteria are met (refer to note 3 of the audited annual consolidated financial statements for more details).
Sales and Marketing
Sales and marketing expenses consist primarily of selling and marketing costs and salaries and other employee related costs, including share-based compensation and related payroll taxes, for sales and business development and marketing. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers.
Acquisition-related Compensation
Acquisition-related compensation expenses represent the portion of the consideration paid to acquired businesses which is contingent upon the ongoing employment or service obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved. This portion of the purchase price is amortized over the related service period for those key personnel.
(16)

Results of Operations
The following table outlines our consolidated statements of loss for the three months and the fiscal years ended March 31, 2026 and 2025:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars, except per share amounts)	2026	2025	2026	2025
	$	$	$	$
Revenues
Subscription	93,344	87,858	370,700	344,772
Transaction-based	185,319	157,809	815,091	697,273
Hardware and other	12,132	7,752	41,255	34,781

Total revenues	290,795	253,419	1,227,046	1,076,826

Direct cost of revenues
Subscription	12,535	16,852	63,501	70,753
Transaction-based	128,381	112,743	569,797	505,631
Hardware and other	20,770	11,984	66,826	50,237

Total direct cost of revenues	161,686	141,579	700,124	626,621

Gross profit	129,109	111,840	526,922	450,205

Operating expenses
General and administrative	23,133	22,577	116,521	115,139
Research and development	28,022	30,196	126,330	120,335
Sales and marketing	74,209	58,081	280,895	234,844
Depreciation of property and equipment	1,726	1,622	6,850	7,339
Depreciation of right-of-use assets	1,302	1,239	5,088	5,220
Foreign exchange loss (gain)	411	(668)	(1,546)	594
Acquisition-related compensation	156	157	627	366
Amortization of intangible assets	34,681	20,820	138,824	88,432
Restructuring	1,419	1,430	5,632	17,503
Goodwill impairment	—	556,440	—	556,440

Total operating expenses	165,059	691,894	679,221	1,146,212

Operating loss	(35,950)	(580,054)	(152,299)	(696,007)

Net interest income	4,387	8,401	8,248	36,498

Loss before income taxes	(31,563)	(571,653)	(144,051)	(659,509)

Income tax expense (recovery)
Current	4,580	4,136	8,504	7,496
Deferred	(7,576)	154	(8,143)	191

Total income tax expense (recovery)	(2,996)	4,290	361	7,687

Net loss	(28,567)	(575,943)	(144,412)	(667,196)

Net loss per share – basic and diluted	(0.20)	(3.79)	(1.04)	(4.34)
(17)

The following table outlines share-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three months and the fiscal years ended March 31, 2026 and 2025:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2026	2025	2026	2025
	$	$	$	$

Direct cost of revenues	426	670	1,973	3,323
General and administrative	3,529	3,641	18,466	18,054
Research and development	3,770	4,465	23,418	18,654
Sales and marketing	3,272	3,036	15,040	16,547

Total share-based compensation and related payroll taxes(1)	10,997	11,812	58,897	56,578
(1) For the three months and fiscal year ended March 31, 2026, the share-based compensation expense was $11,358 and $57,015, respectively (March 2025 - expense of $12,622 and $55,605), and the related payroll taxes were a recovery of $361 and an expense of $1,882, respectively (March 2025 - a recovery of $810 and an expense of $973).
Share-based compensation and related payroll taxes in Fiscal 2026 increased 4% compared to Fiscal 2025, growing more slowly than revenue and reflecting our disciplined approach to equity granting.
Results of Operations for the Three Months and Fiscal Years Ended March 31, 2026 and 2025
Revenues

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%

Revenues
Subscription	93,344	87,858	5,486	6.2	370,700	344,772	25,928	7.5
Transaction-based	185,319	157,809	27,510	17.4	815,091	697,273	117,818	16.9
Hardware and other	12,132	7,752	4,380	56.5	41,255	34,781	6,474	18.6

Total revenues	290,795	253,419	37,376	14.7	1,227,046	1,076,826	150,220	14.0

Percentage of total revenues
Subscription	32.1%	34.7%			30.2%	32.0%
Transaction-based	63.7%	62.3%			66.4%	64.8%
Hardware and other	4.2%	3.0%			3.4%	3.2%

Total	100%	100%			100%	100%
Subscription Revenue
Subscription revenue for the three months ended March 31, 2026 increased by $5.5 million or 6% as compared to the three months ended March 31, 2025. The increase was primarily due to sales of our flagship solutions, particularly to retail customers in North America and hospitality customers in Europe.
Subscription revenue for Fiscal 2026 increased by $25.9 million or 8% as compared to Fiscal 2025. The increase was primarily due to sales of our flagship solutions, particularly to retail customers in North America and hospitality customers in Europe, and increases in our pricing plans.
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Transaction-based Revenue
Transaction-based revenue for the three months ended March 31, 2026 increased by $27.5 million or 17% as compared to the three months ended March 31, 2025. The increase was primarily due to continued adoption of our payments solutions as a result of our initiative to offer our POS and payments solutions together as one unified offering. We generally require our eligible new and existing customers to adopt our payments solutions. This increased adoption of our payments solutions is reflected in a year-over-year increase in GPV of 22% from $7.9 billion to $9.6 billion. The increase in transaction-based revenue was also due to growth in our merchant cash advance program.
Transaction-based revenue for Fiscal 2026 increased by $117.8 million or 17% as compared to Fiscal 2025. The increase was primarily due to continued adoption of our payments solutions as a result of our initiative to offer our POS and payments solutions together as one unified offering. This increased adoption of our payments solutions is reflected in a year-over-year increase in GPV of 21% from $33.9 billion to $41.0 billion. The increase in transaction-based revenue was also due to growth in our merchant cash advance program.
Hardware & Other Revenue
Hardware and other revenue for the three months ended March 31, 2026 increased by $4.4 million or 57% as compared to the three months ended March 31, 2025 due primarily to more hardware being sold to customers in the current period.
Hardware and other revenue for Fiscal 2026 increased by $6.5 million or 19% as compared to Fiscal 2025 due primarily to more hardware being sold to customers in the current period.
Direct Cost of Revenues

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%

Direct cost of revenues
Subscription	12,535	16,852	(4,317)	(25.6)	63,501	70,753	(7,252)	(10.2)
Transaction-based	128,381	112,743	15,638	13.9	569,797	505,631	64,166	12.7
Hardware and other	20,770	11,984	8,786	73.3	66,826	50,237	16,589	33.0

Total direct costs of revenues	161,686	141,579	20,107	14.2	700,124	626,621	73,503	11.7

Percentage of revenue
Subscription	13.4%	19.2%			17.1%	20.5%
Transaction-based	69.3%	71.4%			69.9%	72.5%
Hardware and other	171.2%	154.6%			162.0%	144.4%

Total	55.6%	55.9%			57.1%	58.2%
Subscription Cost of Revenue
Subscription cost of revenue for the three months ended March 31, 2026 decreased by $4.3 million or 26% as compared to the three months ended March 31, 2025. Included in subscription cost of revenue for the three months ended March 31, 2026 is $0.3 million in share-based compensation expense and related payroll taxes, compared to an expense of $0.5 million in the three months ended March 31, 2025. When excluding share-based compensation and related payroll taxes, subscription cost of revenue decreased by $4.1 million driven by a decrease in hosting costs of $3.0 million due to spend optimization and a credit from one of our cloud service providers, a decrease in salary and other employee-related costs of $1.0 million due to intentional efforts at efficiency resulting in optimization of headcount, and lower software and licensing costs of $0.5 million, offset by an increase in partner fees of $0.2 million and an increase in professional fees of $0.2 million.
Subscription cost of revenue for Fiscal 2026 decreased by $7.3 million or 10% as compared to Fiscal 2025. Included in subscription cost of revenue for Fiscal 2026 is $1.4 million in share-based compensation expense and related payroll taxes, compared to an expense of $2.3 million in Fiscal 2025. When excluding share-based compensation and related payroll taxes,
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subscription cost of revenue decreased by $6.3 million driven by lower hosting costs of $3.4 million due to spend optimization and a credit from one of our cloud service providers, lower salary and other employee-related costs of $1.8 million due to intentional efforts at efficiency resulting in optimization of headcount, and lower software and licensing costs of $1.3 million, offset by an increase in professional fees of $0.1 million and an increase in partner fees of $0.1 million.
Transaction-based Cost of Revenue
Transaction-based cost of revenue for the three months ended March 31, 2026 increased by $15.6 million or 14% as compared to the three months ended March 31, 2025. The increase was primarily driven by direct costs related to higher revenue from our payments solutions resulting from an increase in GPV primarily due to the increased adoption of our payments solutions compared to the three months ended March 31, 2025.
Transaction-based cost of revenue for Fiscal 2026 increased by $64.2 million or 13% as compared to Fiscal 2025. The increase was primarily driven by direct costs related to higher revenue from our payments solutions resulting from an increase in GPV primarily due to the increased adoption of our payments solutions compared to Fiscal 2025.
Hardware and Other Cost of Revenue
Hardware and other cost of revenue for the three months ended March 31, 2026 increased by $8.8 million or 73% as compared to the three months ended March 31, 2025. Included in hardware and other cost of revenue for the three months ended March 31, 2026 and 2025 is $0.1 million of share-based compensation expense and related payroll taxes. When excluding share-based compensation and related payroll taxes, hardware and other cost of revenue increased by $8.8 million. This increase was driven primarily by an increase of $7.1 million in hardware costs due to more hardware being sold to customers in the current period, higher salary and other employee-related costs of $1.5 million, and higher professional fees and other costs of $0.2 million. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry and free hardware provided to assist customers in transitioning to our unified payments and POS offering. Hardware is generally discounted to facilitate the adoption of our other primary revenue streams.
Hardware and other cost of revenue for Fiscal 2026 increased by $16.6 million or 33% as compared to Fiscal 2025. Included in hardware and other cost of revenue for Fiscal 2026 is $0.4 million of share-based compensation expense and related payroll taxes, compared to an expense of $0.7 million in Fiscal 2025. When excluding share-based compensation and related payroll taxes, hardware and other cost of revenue increased by $16.9 million. This increase was driven primarily by an increase of $13.7 million in hardware costs due to more hardware being sold to customers in the current period and higher salary and other employee-related costs of $4.2 million, offset by lower professional fees and other costs of $1.0 million. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry and free hardware provided to assist customers in transitioning to our unified payments and POS offering. Hardware is generally discounted to facilitate the adoption of our other primary revenue streams.
Gross Profit

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%

Gross profit	129,109	111,840	17,269	15.4	526,922	450,205	76,717	17.0

Percentage of total revenues	44.4%	44.1%			42.9%	41.8%
Gross profit for the three months ended March 31, 2026 increased by $17.3 million or 15% compared to the three months ended March 31, 2025. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of continued adoption of our flagship products and payments solutions as well as intentional cost control initiatives and efforts to find efficiencies across the Company. Gross profit as a percentage of revenue from the three months ended March 31, 2025 to the three months ended March 31, 2026 remained consistent at 44%. Gross profit as a percentage of revenue benefitted from growth in subscription revenue and in revenue from our merchant cash advance program, lower subscription cost of revenue and
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improved margins on transaction-based revenue. These benefits were offset by a higher proportion of customers using Lightspeed Payments, which has a lower gross profit as a percentage of revenue, and lower margins on hardware and other revenue.
Gross profit for Fiscal 2026 increased by $76.7 million or 17% compared to Fiscal 2025. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of continued adoption of our flagship products and payments solutions, increases in our pricing plans, as well as intentional cost control initiatives and efforts to find efficiencies across the Company. Gross profit as a percentage of revenue increased from 42% to 43% from Fiscal 2025 to Fiscal 2026. This was driven by growth in subscription revenue and in revenue from our merchant cash advance program, lower subscription cost of revenue and improved margins on transaction-based revenue. These were offset by a higher proportion of customers using Lightspeed Payments, which has a lower gross profit as a percentage of revenue, and lower margins on hardware and other revenue.
Operating Expenses
General and Administrative

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%

General and administrative	23,133	22,577	556	2.5	116,521	115,139	1,382	1.2

Percentage of total revenues	8.0%	8.9%			9.5%	10.7%
General and administrative expenses for the three months ended March 31, 2026 increased by $0.6 million or 2% compared to the three months ended March 31, 2025. Included in general and administrative expenses for the three months ended March 31, 2026 is $3.5 million of share-based compensation expense and related payroll taxes, $0.4 million in transaction-related costs and nil in respect of provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to an expense of $3.6 million, nil and $0.1 million, respectively, in the three months ended March 31, 2025. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $0.4 million. This increase was driven by an increase of $1.4 million in salary and other employee-related costs and an increase of $0.5 million in software and licensing costs. The increase was offset by a decrease of $1.1 million related to professional fees and other expenses and a decrease of $0.2 million in bad debt expense, which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances. The increase was further offset by a decrease of $0.2 million in D&O insurance. Our general and administrative expenses as a percentage of revenue decreased from 9% to 8% from the three months ended March 31, 2025 to the three months ended March 31, 2026 driven by intentional cost control initiatives and finding efficiencies across the Company and the growth in revenue.
General and administrative expenses for Fiscal 2026 increased by $1.4 million or 1% compared to Fiscal 2025. Included in general and administrative expenses for Fiscal 2026 is $18.5 million of share-based compensation expense and related payroll taxes, $7.8 million in respect of provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds and $2.6 million in transaction-related costs, compared to $18.1 million, $12.1 million and $5.2 million, respectively, in Fiscal 2025. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $7.7 million. This increase was driven by a $5.5 million increase in salary and other employee-related costs, higher professional fees and other expenses of $2.4 million, and an increase in software and licensing costs of $1.9 million. The increase was offset by lower bad debt expenses of $1.1 million, which includes movements in our loss allowance and fair value movements related to uncollectible merchant cash advances, and a $1.0 million decrease in D&O insurance. Our general and administrative expenses as a percentage of revenue decreased from 11% to 9% from Fiscal 2025 to Fiscal 2026 driven by intentional cost control initiatives and finding efficiencies across the Company and the growth in revenue.
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Research and Development

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%

Research and development	28,022	30,196	(2,174)	(7.2)	126,330	120,335	5,995	5.0

Percentage of total revenues	9.6%	11.9%			10.3%	11.2%
Research and development expenses for the three months ended March 31, 2026 decreased by $2.2 million or 7% compared to the three months ended March 31, 2025. Included in research and development expenses for the three months ended March 31, 2026 is $3.8 million of share-based compensation expense and related payroll taxes compared to $4.5 million in the three months ended March 31, 2025. When excluding share-based compensation and related payroll taxes, research and development expenses decreased by $1.5 million driven by a decrease of $1.7 million in salary and other employee-related costs and lower professional fees of $0.3 million, offset by higher software and licensing costs of $0.4 million and higher hosting costs of $0.1 million. Our research and development costs as a percentage of revenue decreased from 12% to 10% from the three months ended March 31, 2025 to the three months ended March 31, 2026.
Research and development expenses for Fiscal 2026 increased by $6.0 million or 5% compared to Fiscal 2025. Included in research and development expenses for Fiscal 2026 is $23.4 million of share-based compensation expense and related payroll taxes compared to $18.7 million in Fiscal 2025. When excluding share-based compensation and related payroll taxes, research and development expenses increased by $1.2 million driven by a $3.5 million increase in professional fees and other expenses, a $2.2 million increase in software and licensing costs, and higher hosting costs of $0.1 million. The increase was offset by a decrease of $4.6 million in salary and other employee-related costs. Our research and development costs as a percentage of revenue decreased from 11% to 10% from Fiscal 2025 to Fiscal 2026.
Sales and Marketing

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%

Sales and marketing	74,209	58,081	16,128	27.8	280,895	234,844	46,051	19.6

Percentage of total revenues	25.5%	22.9%			22.9%	21.8%
Sales and marketing expenses for the three months ended March 31, 2026 increased by $16.1 million or 28% as compared to the three months ended March 31, 2025. Included in sales and marketing expenses for the three months ended March 31, 2026 is $3.3 million of share-based compensation expense and related payroll taxes compared to $3.0 million in the three months ended March 31, 2025. When excluding share-based compensation and related payroll taxes, sales and marketing expenses increased by $15.9 million driven by a $9.2 million increase related to salary and other employee-related costs, an increase of $4.0 million in other spend in sales and marketing, including marketing acquisition and growth spend, reseller commissions, branding and trade shows, an increase of $2.5 million in professional fees and other expenses, and an increase in software and licensing costs of $0.2 million. Our sales and marketing costs as a percentage of revenue increased from 23% to 26% from the three months ended March 31, 2025 to the three months ended March 31, 2026 which was impacted by the scaling of our outbound go-to-market motion, particularly focusing on retail customers in North America and hospitality customers in Europe.
Sales and marketing expenses for Fiscal 2026 increased by $46.1 million or 20% as compared to Fiscal 2025. Included in sales and marketing expenses for Fiscal 2026 is $15.0 million of share-based compensation expense and related payroll taxes compared to $16.5 million in Fiscal 2025. When excluding share-based compensation and related payroll taxes, sales and marketing expenses increased by $47.6 million driven by an increase in salary and other employee-related costs of $26.2 million, an increase of $10.8 million in professional fees and other expenses, an increase of $9.6 million in other spend in sales and marketing, including marketing acquisition and growth spend, reseller commissions, branding and trade shows, and higher software and licensing costs of $1.0 million. Our sales and marketing costs as a percentage of revenue increased from 22% to 23% from Fiscal
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2025 to Fiscal 2026 which was impacted by the scaling of our outbound go-to-market motion, particularly focusing on retail customers in North America and hospitality customers in Europe.
Depreciation

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%

Depreciation of property and equipment	1,726	1,622	104	6.4	6,850	7,339	(489)	(6.7)
Depreciation of right-of-use assets	1,302	1,239	63	5.1	5,088	5,220	(132)	(2.5)

	3,028	2,861	167	5.8	11,938	12,559	(621)	(4.9)

Percentage of total revenues	1.0%	1.1%			1.0%	1.2%
Depreciation of property and equipment for the three months ended March 31, 2026 increased by $0.1 million or 6% as compared to the three months ended March 31, 2025. The increase in the depreciation of property and equipment is impacted by additions to property and equipment throughout the last 12 months partially offset by fully depreciated fixed assets. The increase in the depreciation of right-of-use assets of $0.1 million or 5% is impacted by the signing of new lease commitments in the last 12 months partially offset by lease terminations.
Depreciation of property and equipment for Fiscal 2026 decreased by $0.5 million or 7% as compared to Fiscal 2025. The decrease in the depreciation of property and equipment is impacted by fully depreciated fixed assets partially offset by additions to property and equipment throughout the last 12 months. The decrease in the depreciation of right-of-use assets of $0.1 million or 3% is impacted by lease modifications and terminations partially offset by signing new lease commitments in the last 12 months.
Foreign Exchange Loss (Gain)

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%

Foreign exchange loss (gain)	411	(668)	1,079	(161.5)	(1,546)	594	(2,140)	(360.3)

Percentage of total revenues	0.1%	(0.3)%			(0.1)%	0.1%
The Company realized a foreign exchange loss for the three months ended March 31, 2026 compared to a gain for the three months ended March 31, 2025. The Company realized a foreign exchange gain for Fiscal 2026 compared to a loss for Fiscal 2025. Foreign exchange gains and losses arise as we have financial assets and liabilities outstanding in currencies other than the U.S. dollar, our functional currency. Items included in our results are measured in U.S. dollars and foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.
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Acquisition-related Compensation

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%

Acquisition-related compensation	156	157	(1)	(0.6)	627	366	261	71.3

Percentage of total revenues	0.1%	0.1%			0.1%	0.0%
Acquisition-related compensation expense for the three months ended March 31, 2026 remained consistent to the three months ended March 31, 2025. Acquisition-related compensation expense for Fiscal 2026 increased by $0.3 million or 71% as compared to Fiscal 2025. The increase in Fiscal 2026 is due to the deferred compensation from a tuck-in business acquisition completed in Fiscal 2025. This acquisition-related compensation is not included in the total purchase consideration, but rather is treated as an acquisition-related compensation expense for post-combination services.
Amortization of Intangible Assets

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%

Amortization of intangible assets	34,681	20,820	13,861	66.6	138,824	88,432	50,392	57.0

Percentage of total revenues	11.9%	8.2%			11.3%	8.2%
Amortization of intangible assets for the three months ended March 31, 2026 increased by $13.9 million or 67% as compared to the three months ended March 31, 2025. The increase in amortization was primarily due to the estimated useful lives of the acquired software technologies and customer relationships being revised, which was accounted for as a prospective change in estimate starting as at April 1, 2025.
Amortization of intangible assets for Fiscal 2026 increased by $50.4 million or 57% as compared to Fiscal 2025. The increase in amortization was primarily due to the estimated useful lives of the acquired software technologies and customer relationships being revised, which was accounted for as a prospective change in estimate starting as at April 1, 2025.
Restructuring

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%

Restructuring	1,419	1,430	(11)	(0.8)	5,632	17,503	(11,871)	(67.8)

Percentage of total revenues	0.5%	0.6%			0.5%	1.6%
We implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The expenses associated with reorganization initiatives were recorded as a restructuring charge. The restructuring expense consists primarily of cash severance costs.
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Goodwill Impairment

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%

Goodwill impairment	—	556,440	(556,440)	(100.0)	—	556,440	(556,440)	(100.0)

Percentage of total revenues	0.0%	219.6%			0.0%	51.7%

During the three months ended March 31, 2025, there were changes in macroeconomic conditions and our share price and market capitalization decreased. This led to the carrying amount of our net assets exceeding our market capitalization as at March 31, 2025. This triggered an impairment test to be performed for the Company's Segment. We completed an impairment test of goodwill as at March 31, 2025 using the fair value less costs of disposal method. This test demonstrated a non-cash impairment charge of $556.4 million related to goodwill during the three months ended March 31, 2025 as the terminal value multiple was negatively impacted by the macroeconomic conditions, and the Company's revenue growth rate was negatively impacted by the macroeconomic impact on the Company's customers' sales. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause additional impairment in the future.
Other Income

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%

Net interest income	4,387	8,401	(4,014)	(47.8)	8,248	36,498	(28,250)	(77.4)

Percentage of total revenues	1.5%	3.3%			0.7%	3.4%
Net interest income is primarily comprised of interest income of $21.3 million earned on cash and cash equivalents during Fiscal 2026, offset by a loss of $11.8 million from the change in fair value of the share repurchase liability, related to the automatic share purchase plan ("ASPP"), and interest expense of $1.3 million primarily related to interest on lease liabilities for Fiscal 2026. The decrease of $15.2 million in interest income is due to lower interest income earned in Fiscal 2026 on cash and cash equivalents related to a lower cash balance as compared to the prior comparable period. The change of $13.3 million in the fair value of the share repurchase liability in Fiscal 2026 is due to a loss from the change in fair value during Fiscal 2026 as compared to a gain of $1.5 million in Fiscal 2025, in each case related to the ASPP.
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Income Taxes

	Three months ended March 31,				Fiscal year ended March 31,

(In thousands of US dollars, except percentages)	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%

Income tax expense (recovery)
Current	4,580	4,136	444	10.7	8,504	7,496	1,008	13.4
Deferred	(7,576)	154	(7,730)	(5,019.5)	(8,143)	191	(8,334)	(4,363.4)

Total income tax expense (recovery)	(2,996)	4,290	(7,286)	(169.8)	361	7,687	(7,326)	(95.3)

Percentage of total revenues
Current	1.6%	1.6%			0.7%	0.7%
Deferred	(2.6)%	0.1%			(0.7)%	0.0%

Total	(1.0)%	1.7%			0.0%	0.7%
We recorded an income tax recovery of $3.0 million for the three months ended March 31, 2026 compared to an income tax expense of $4.3 million for the three months ended March 31, 2025, resulting from an increase in current income tax expense of $0.4 million and deferred income tax moving from an expense of $0.2 million in the three months ended March 31, 2025 to a recovery of $7.6 million in the three months ended March 31, 2026. The increase of $0.4 million in the current income tax expense primarily relates to the use of non-refundable tax credits in Canada to offset income tax payable. The deferred income tax expense in the three months ended March 31, 2025 primarily relates to timing differences on share-based compensation and other temporary deductible differences while the deferred income tax recovery in the three months ended March 31, 2026 primarily relates to the recognition of previously unrecognized deferred tax assets in certain jurisdictions.
We recorded an income tax expense of $0.4 million for Fiscal 2026 compared to an income tax expense of $7.7 million for Fiscal 2025, resulting from an increase in current income tax expense of $1.0 million and deferred income tax moving from an expense of $0.2 million in Fiscal 2025 to a recovery of $8.1 million in Fiscal 2026. The increase of $1.0 million in the current income tax expense primarily relates to the use of non-refundable tax credits in Canada. The deferred income tax expense in Fiscal 2025 primarily relates to timing differences on share-based compensation and other temporary deductible differences while the deferred income tax recovery in Fiscal 2026 primarily relates to the recognition of previously unrecognized deferred tax assets in certain jurisdictions.
Selected Annual Information

	Fiscal year ended March 31,

(In thousands of US dollars, except per share data)	2026	2025	2024
	$	$	$

Total revenues	1,227,046	1,076,826	909,270

Net loss	(144,412)	(667,196)	(163,964)

Loss per share – basic and diluted	(1.04)	(4.34)	(1.07)

Total assets	1,665,222	1,826,203	2,575,154

Total long-term liabilities	16,961	13,253	18,087
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See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.
Total Assets
Fiscal 2026 Compared to Fiscal 2025
Total assets decreased by $161.0 million or 9% from Fiscal 2025 to Fiscal 2026 with cash and cash equivalents accounting for $104.6 million of the decrease primarily due to $86.2 million in cash used to repurchase and cancel shares under a normal course issuer bid, and $30.2 million in cash used to repurchase shares for settlement of non-treasury RSUs, partially offset by positive cash flows from operating activities. The intangibles accounted for $86.0 million of the decrease primarily due to the amortization taken during the period offset by capitalized internal development costs for intangibles. Trade and other receivables accounted for $5.5 million of the decrease which includes a decrease in sales tax receivable of $2.4 million, a decrease in trade receivables net of allowance for expected credit losses of $2.6 million, and a decrease in accrued interest and other receivables of $0.6 million, offset by an increase in research and development tax credits receivables of $0.1 million. The other long-term assets accounted for $2.4 million of the decrease primarily due to a decrease in contract assets and prepaid expenses and deposits, offset by an increase in commission assets. The property and equipment also accounted for $0.1 million of the decrease. The decrease in total assets was partially offset by an increase in merchant cash advances of $12.3 million due to the growth in our merchant cash advance program, an increase in deferred tax assets of $7.9 million, as improved profitability in certain jurisdictions led management to conclude it was probable that sufficient taxable profit would be available to utilize previously unrecognized deferred tax assets, an increase in goodwill of $7.1 million related to a foreign currency gain on translation of foreign operations, an increase in other current assets of $4.9 million primarily related to an increase in contract assets and commission assets offset by a decrease in prepaid expenses and deposits, an increase in right-of-use assets of $4.0 million due to the signing of new lease commitments and an increase in inventory of $1.3 million.
Fiscal 2025 Compared to Fiscal 2024
Total assets decreased by $749.0 million or 29% from Fiscal 2024 to Fiscal 2025 with cash and cash equivalents accounting for $163.6 million of the decrease primarily due to $132.3 million in cash used to repurchase and cancel shares under a normal course issuer bid, and due to cash used to grow our merchant cash advance program. Goodwill decreased by $551.3 million primarily due to a non-cash impairment charge of $556.4 million offset by an increase related to a business combination. Trade and other receivables accounted for $9.2 million of the decrease which includes a decrease in trade receivables net of allowance for expected credit losses of $9.8 million, a decrease in research and development tax credits receivable of $0.7 million, a decrease in accrued interest and other receivables of $1.6 million and an increase in sales tax receivable of $2.8 million. The property and equipment and intangibles accounted for $3.4 million and $67.5 million of the decrease respectively, primarily due to the depreciation and amortization taken during the period offset by capitalized internal development costs for intangibles. The right-of-use assets, inventory, other long term assets and deferred tax assets also accounted for $4.4 million, $1.9 million, $2.3 million and $0.3 million of the decrease, respectively. The decrease in total assets was partially offset by an increase in merchant cash advances of $31.9 million due to the growth in our merchant cash advance program and an increase in other current assets of $22.9 million primarily related to an increase in prepaid expenses and an increase in commission and contract assets.
Total Liabilities
Fiscal 2026 Compared to Fiscal 2025
Total liabilities increased by $19.8 million or 12% from Fiscal 2025 to Fiscal 2026 driven by an increase in current liabilities of $16.1 million and an increase in long-term liabilities of $3.7 million. The drivers of the increase in current liabilities includes an increase in deferred revenue of $9.8 million as we focus more on annual contracts, and an increase in accounts payable and accrued liabilities of $7.5 million, which includes an increase in accrued compensation and benefits of $6.2 million and an increase in trade payables and trade accruals of $4.8 million, offset by a decrease in provisions and other payables of $2.2 million and a decrease in sales taxes payable of $1.4 million. The increase in current liabilities was offset by a decrease in income taxes payable of $0.8 million and a decrease in lease liabilities of $0.4 million. The drivers of the increase in long-term liabilities were an increase in lease liabilities of $3.6 million due to the signing of new lease commitments and an increase in other long-term liabilities of $0.8 million, offset by a decrease in deferred revenue of $0.4 million, and a decrease in deferred tax liabilities of $0.3 million.
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Fiscal 2025 Compared to Fiscal 2024
Total liabilities decreased by $0.5 million or 0% from Fiscal 2024 to Fiscal 2025 driven by a decrease in long-term liabilities of $4.8 million, offset by an increase in current liabilities of $4.3 million. The drivers of the increase in current liabilities were an increase in deferred revenue of $1.4 million, an increase in provisions and other payables of $2.7 million, which includes an increase in foreign exchange forward contracts liability of $2.5 million, an increase in trade payables and trade accruals of $0.6 million and an increase in accrued compensation and benefits of $1.9 million, offset by a decrease in income taxes payable of $0.2 million, a decrease in lease liabilities of $1.3 million, a decrease in sales tax payable of $0.2 million, and a decrease in accrued payroll taxes on share-based compensation of $0.7 million. The drivers of the decrease in long-term liabilities were a decrease in lease liabilities of $5.0 million and a decrease in other long-term liabilities of $0.4 million, offset by an increase in deferred revenue of $0.2 million and an increase in deferred tax liabilities of $0.3 million.
Quarterly Results of Operations
The following table sets forth selected quarterly consolidated statements of operations data for each of the eight quarters ended March 31, 2026. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share amounts)	Jun. 30, 2024	Sept. 30, 2024	Dec. 31, 2024	Mar. 31, 2025	Jun. 30, 2025	Sept. 30, 2025	Dec. 31, 2025	Mar. 31, 2026
	$	$	$	$	$	$	$	$

Revenues	266,091	277,182	280,134	253,419	304,942	318,963	312,346	290,795
Direct cost of revenues	157,883	162,899	164,260	141,579	175,869	183,800	178,769	161,686

Gross profit	108,208	114,283	115,874	111,840	129,073	135,163	133,577	129,109

Operating expenses
General and administrative	31,856	31,247	29,459	22,577	34,713	29,100	29,575	23,133
Research and development	27,471	30,520	32,148	30,196	32,425	32,694	33,189	28,022
Sales and marketing	57,070	65,681	54,012	58,081	67,880	70,342	68,464	74,209
Depreciation of property and equipment	1,973	1,853	1,891	1,622	1,635	1,697	1,792	1,726
Depreciation of right-of-use assets	1,394	1,369	1,218	1,239	1,188	1,292	1,306	1,302
Foreign exchange loss (gain)	85	(1,337)	2,514	(668)	(2,763)	235	571	411
Acquisition-related compensation	—	52	157	157	157	157	157	156
Amortization of intangible assets	22,895	22,612	22,105	20,820	34,681	34,681	34,781	34,681
Restructuring	9,541	164	6,368	1,430	1,210	1,622	1,381	1,419
Goodwill impairment	—	—	—	556,440	—	—	—	—

Total operating expenses	152,285	152,161	149,872	691,894	171,126	171,820	171,216	165,059

Operating loss	(44,077)	(37,878)	(33,998)	(580,054)	(42,053)	(36,657)	(37,639)	(35,950)
Net interest income (expense)	10,166	9,543	8,388	8,401	(6,209)	5,219	4,851	4,387

Loss before income taxes	(33,911)	(28,335)	(25,610)	(571,653)	(48,262)	(31,438)	(32,788)	(31,563)

Income tax expense (recovery)
Current	801	1,692	867	4,136	1,691	1,116	1,117	4,580
Deferred	300	(372)	109	154	(386)	146	(327)	(7,576)

Total income tax expense (recovery)	1,101	1,320	976	4,290	1,305	1,262	790	(2,996)

Net loss	(35,012)	(29,655)	(26,586)	(575,943)	(49,567)	(32,700)	(33,578)	(28,567)

Net loss per share – basic and diluted	(0.23)	(0.19)	(0.17)	(3.79)	(0.35)	(0.24)	(0.24)	(0.20)
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Revenues
Our total quarterly revenue increased successively for all periods presented (except for the three months ended March 31, 2025, the three months ended December 31, 2025, and the three months ended March 31, 2026) mainly due to increases in subscription and transaction-based revenue from existing and new customers, including increased adoption of our payments solutions and our flagship solutions. The decrease in revenues in the three month period ended March 31, 2025 and March 31, 2026 was primarily due to the impact of seasonality on our revenues as transaction-based revenue comprises an increasingly larger proportion of our revenue mix. For retail, the three months ended December 31 is historically our seasonally strongest quarter for GTV due to the holiday season. For hospitality, the three months ended September 30 is historically our seasonally strongest quarter for GTV. The three months ended March 31 is historically our weakest GTV quarter for both retail and hospitality, contributing to the decline in our revenues for the three months ended March 31, 2025 compared to the three months ended December 31, 2024, and the three months ended March 31, 2026 compared to the three months ended December 31, 2025. The decrease in revenues in the three month period ended December 31, 2025 compared to the three months ended September 30, 2025 was primarily due to a reduction in transaction-based revenue resulting from the different seasonal profiles of our retail and hospitality merchants.
Direct Cost of Revenues
Our total quarterly direct cost of revenues increased successively for all periods presented (except for the three months ended March 31, 2025, the three months ended December 31, 2025, and the three months ended March 31, 2026). In general, increases from period to period are primarily due to increased costs associated with supporting an increase in the number of customers on our payments solutions given the higher direct costs associated with transaction-based revenues. The decrease in direct cost of revenues for the three months ended March 31, 2025 and March 31, 2026 is aligned with the decrease in revenues within the period due to the impact of seasonality. The decrease in direct cost of revenues for the three months ended December 31, 2025 is aligned with the decrease in transaction-based revenue within that period compared to the prior quarter.
Gross Profit
Our total quarterly gross profit increased successively in all periods (except the three months ended March 31, 2025, the three months ended December 31, 2025, and the three months ended March 31, 2026) due to an increase in the number of customers using our flagship products and payments solutions, particularly retail Customer Locations in North America and hospitality Customer Locations in Europe. The decrease in total quarterly gross profit for the three months ended March 31, 2025 and March 31, 2026 is primarily due to the impact of seasonality on our revenues. The decrease in total quarterly gross profit for the three months ended December 31, 2025 is primarily due to a decrease in hardware and other gross profit due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry. The average amount of gross profit generated from each customer has generally continued to increase, improving our unit economics.
Operating Expenses
Our total quarterly operating expenses decreased slightly from the three months ended June 30, 2024 to the three months ended September 30, 2024 mainly due to lower restructuring charges offset by an increase in sales and marketing expenses which mainly consisted of higher share-based compensation and related payroll taxes and an increase in professional fees. The decrease in operating expenses in the three months ended December 31, 2024 was mainly due to a decrease in sales and marketing expenses, primarily due to lower share-based compensation and related payroll taxes, and lower professional fees. These expenses had increased in the previous quarter, contributing to the subsequent decline. The decrease in sales and marketing expenses within the period was also attributable to lower salary and other employee-related costs related to the restructuring. The decrease was partially offset by an increase in restructuring charges and in the foreign exchange loss due to the strengthening of the US dollar within the period. The increase in operating expenses in the three months ended March 31, 2025 was primarily due to the non-cash goodwill impairment charge of $556.4 million in the quarter and an increase in professional fees. This increase was partially offset by a decrease in bad debt expense, lower salary and other employee-related costs, a foreign exchange gain compared to a loss in the previous quarter and lower restructuring charges as a result of the reorganization in the prior quarter. The decrease in operating expenses in the three months ended June 30, 2025 was primarily due to the non-cash goodwill impairment taken in the prior quarter, offset by higher amortization of intangible assets, higher provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds and an increase in professional fees. The three months ended September 30, 2025 saw a slight increase in operating expenses due to an increase in sales and marketing expenses attributable to higher salary and other employee-related costs, and a foreign exchange loss compared to a gain in the previous quarter, offset by a decrease in general and administrative expenses attributable to lower provisions, settlements and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds. The three months ended December 31, 2025 saw a slight decrease in operating expenses due to a decrease in sales and
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marketing expenses which mainly consisted of lower share-based compensation and related payroll taxes, offset by an increase in research and development expenses attributable to an increase in software and licensing costs. The three months ended March 31, 2026 saw a decrease in operating expenses due to lower general and administrative expenses attributable to reduced bad debt expense, a decrease in share-based compensation and related payroll taxes, lower professional fees, and lower transaction-related costs. The decline was also driven by reduced research and development expenses primarily due to lower share-based compensation and related payroll taxes, partially offset by higher sales and marketing expenses due to higher salary and other employee-related costs and other spend in sales and marketing, including marketing acquisition and growth spend, reseller commissions, branding and trade shows. We note that a portion of our operating expenses are incurred in foreign currencies which may impact the comparability of our quarterly and yearly trends.
See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.
Liquidity and Capital Resources
Overview
The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.
Working Capital
Our primary source of cash flow has been from raising capital totaling over $2.0 billion since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flows and performing budget-to-actual analysis on a regular basis. Our principal cash requirements are for working capital, our merchant cash advance program, opportunistically repurchasing shares and acquisitions we may execute. Working capital surplus as at March 31, 2026 was $541.3 million. Given our existing cash and available financing, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.
Normal Course Issuer Bid
Our board of directors and the Toronto Stock Exchange (“TSX”) approved the renewal of a normal course issuer bid (“NCIB”) for us to purchase at our discretion for cancellation up to 9,013,953 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued and outstanding as at March 21, 2025, over the twelve-month period that commenced on April 5, 2025 and ended on April 4, 2026. Our shareholders may obtain, without charge, a copy of the Notice of Intention to Make a Normal Course Issuer Bid filed by the Company with the TSX by contacting our Investor Relations department at investorrelations@lightspeedhq.com.
Under the NCIB, other than purchases made under block purchase exemptions, we are allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 153,504 Subordinate Voting Shares representing 25% of the average daily trading volume of 614,018 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on February 28, 2025.
In connection with the NCIB, we also entered into an ASPP under which a designated broker may purchase Subordinate Voting Shares at times when we would ordinarily not be permitted to purchase our Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP are made in accordance with certain purchasing parameters.
During Fiscal 2026, under the NCIB and pursuant to the ASPP we repurchased and cancelled 9,013,953 Subordinate Voting Shares representing the total authorized amount pursuant to the NCIB for a total consideration, including transaction costs, of $85.5 million (Fiscal 2025 - 9,722,677 Subordinate Voting Shares for a total consideration, including transaction costs, of $134.2 million). Net interest income for Fiscal 2026 includes a loss from the change in fair value of the share repurchase liability related to the ASPP of $11.8 million (Fiscal 2025 – net interest income includes a gain from the change in fair value of the share repurchase liability related to the ASPP of $1.5 million). There was no share repurchase liability outstanding as at March 31, 2026 and March 31, 2025.
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We believe that the purchase of our Subordinate Voting Shares under the NCIB is an appropriate investment since, in our view, market prices from time to time may not reflect the underlying value of Lightspeed's business.
Common Shares Purchased for Settlement of Non-Treasury RSUs
Non-treasury RSUs have the same features as RSUs, except that they can be settled either in cash based on the Company’s share price on the settlement date, through the delivery of Common Shares purchased on the open market or a combination thereof at the discretion of the Board. For the three months and fiscal year ended March 31, 2026, the non-treasury RSUs were settled in Common Shares purchased on the open market.
We have established a trust for the purpose of settling vested non-treasury RSUs. For non-treasury RSUs, we direct the trustee to purchase Common Shares of the Company on the open market to be held in trust for and on behalf of the holders of non-treasury RSUs until they are released and delivered for settlement. For accounting purposes, the Common Shares are considered as held in treasury, and recorded as a temporary reduction of Common Shares outstanding and as a temporary reduction of share capital equal to the consideration paid, including transaction costs. Upon delivery of the Common Shares for settlement of the non-treasury RSUs, the number of Common Shares outstanding is increased, offsetting the initial temporary reduction of Common Shares outstanding, and the amount in contributed surplus associated with the non-treasury RSUs being settled is transferred to share capital, offsetting the initial temporary reduction of share capital. Any difference between the contributed surplus and the initial temporary reduction of share capital is recorded in accumulated deficit. As at March 31, 2026, a total of 2,098,958 Common Shares purchased for settlement of non-treasury RSUs were considered as held in treasury and recorded as a temporary reduction of outstanding Common Shares and share capital (March 31, 2025 - nil Common Shares).
Cash Flows
The following table presents cash and cash equivalents as at March 31, 2026 and 2025, and cash flows from or used in operating, investing, and financing activities for the three months and the fiscal years ended March 31, 2026 and 2025:

	Three months ended March 31,		Fiscal year ended March 31,

(In thousands of US dollars)	2026	2025	2026	2025
	$	$	$	$

Cash and cash equivalents	453,906	558,469	453,906	558,469

Cash flows from (used in):
Operating activities	(11,377)	(9,938)	55,461	(32,762)
Investing activities	(11,571)	445	(37,564)	8,042
Financing activities	(1,971)	(94,181)	(123,748)	(138,676)
Effect of foreign exchange on cash and cash equivalents	(177)	575	1,288	(237)

Net decrease in cash and cash equivalents	(25,096)	(103,099)	(104,563)	(163,633)
Cash Flows from (used in) Operating Activities
Cash flows used in operating activities for the three months ended March 31, 2026 were $11.4 million compared to cash flows used in operating activities of $9.9 million for the three months ended March 31, 2025. For the three months ended March 31, 2026, Adjusted Free Cash Flow3 used was $13.0 million compared to $9.3 million for the three months ended March 31, 2025. This $3.7 million increase in Adjusted Free Cash Flow3 used is due to an increase in investment in our flagship products, an increase in inventory purchases, and working capital movements such as timing differences related to current receivables and payables.
Cash flows from operating activities for Fiscal 2026 were $55.5 million compared to cash flows used in operating activities of $32.8 million for Fiscal 2025. For Fiscal 2026, Adjusted Free Cash Flow3 was $18.2 million compared to Adjusted Free Cash Flow3 used of $11.2 million for Fiscal 2025. This $29.4 million improvement is mainly due to increased gross profit and includes working capital movements such as timing differences related to current receivables and payables. Other key contributing factors
3 Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".
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to this improvement include the positive impact of a reduction in settled litigation provisions, a decrease in restructuring costs paid and collected sales tax receivables.
Cash Flows from (used in) Investing Activities
Cash flows used in investing activities for the three months ended March 31, 2026 were $11.6 million compared to cash flows from investing activities of $0.4 million for the three months ended March 31, 2025. The change in cash flows was primarily due to an increase of $9.1 million in cash outflows associated with capitalized internal development costs, a decrease of $3.3 million in interest income received, and an increase of $0.4 million in cash outflows associated with additions to property and equipment, partially offset by a decrease of $0.7 million related to a business acquisition.
Cash flows used in investing activities for Fiscal 2026 were $37.6 million compared to cash flows from investing activities of $8.0 million for Fiscal 2025. The change in cash flows was primarily due to an increase of $33.5 million in cash outflows associated with capitalized internal development costs, a decrease of $16.7 million in interest income received, and an increase of $2.8 million in cash outflows associated with additions to property and equipment, offset by a decrease of $7.3 million related to a business acquisition.
Cash Flows used in Financing Activities
Cash flows used in financing activities for the three months ended March 31, 2026 were $2.0 million compared to $94.2 million in the three months ended March 31, 2025. The decrease in cash flows used in financing activities was mainly due to a decrease of $92.4 million in cash outflows from shares repurchased and cancelled, a decrease of $0.1 million in cash outflows from lease liabilities, and a decrease of $0.1 million in cash outflows from financing costs, partially offset by a decrease of $0.4 million in cash inflows associated with the exercise of stock options under our equity incentive plans, net of tax withholding for net share settlement.
Cash flows used in financing activities for Fiscal 2026 were $123.7 million compared to $138.7 million in Fiscal 2025. The decrease in cash flows used in financing activities was mainly due to a decrease of $46.1 million in cash outflows from shares repurchased and cancelled, a decrease of $0.1 million in cash outflows associated with financing costs, and a decrease of $0.1 million in cash outflows associated with lease liabilities, offset by an increase of $30.2 million in cash outflows from shares repurchased for settlement of non-treasury RSUs and a decrease of $1.1 million in cash inflows associated with the exercise of stock options under our equity incentive plans, net of tax withholding for net share settlement.
We believe that our current cash balance, cash flows from operations and credit available under our credit facility are adequate for the Company’s future operating cash needs.
Contractual Obligations
We have contractual obligations with a variety of expiration dates. The table below outlines our contractual obligations as at March 31, 2026:

	Payments due by period
(In thousands of US dollars)	< 1 Year	1 to 3 Years	4 to 5 Years	>5 Years	Total

Accounts payable and accrued liabilities	80,592	—	—	—	80,592
Other long-term liabilities	—	1,390	—	—	1,390
Lease obligations(1)	10,652	18,560	11,814	1,580	42,606
Significant unconditional purchase obligations(2)	49,007	75,907	5,999	—	130,913

Total contractual obligations	140,251	95,857	17,813	1,580	255,501
(1)The lease obligations include short-term leases, variable lease payments for our share of tenant operating expenses and taxes, and future lease payments for leases that have been signed but have not yet commenced as at March 31, 2026. Lease obligations relate primarily to our office space. The lease terms are between one and six years. See note 12 to the audited annual consolidated financial statements for further details regarding leases.
(2)We are subject to certain significant non-cancelable service agreements with service providers and payment processors subject to minimum spend commitments.
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Off-Balance Sheet Arrangements
We have no material off-balance sheet arrangements, other than low value and short-term leases, and other purchase obligations as disclosed under "Contractual Obligations". From time to time, we may be contingently liable with respect to litigation and claims.
Recent Developments
Provide Holdings Inc.
On April 28, 2026, we sold all of the issued and outstanding capital stock of Provide Holdings Inc., which includes our Upserve U.S. hospitality product line, to an affiliate of Skyview Equity ("Skyview") for $44.0 million in cash and up to $37.0 million in contingent consideration. For the $44.0 million of cash, $20.0 million was paid upon closing, and $22.0 million is due to be paid within 90 days of closing and is evidenced by a senior secured bridge promissory note, which includes options to extend for up to two additional 30-day periods, each subject to certain conditions being satisfied including payment of an extension fee. The remaining $2.0 million of cash consideration is due to be paid within 9 months of closing. The contingent consideration of up to $37.0 million shall be paid over two measurement periods ending March 31, 2027 and March 31, 2028 based on the achievement of EBITDA targets as defined in the purchase agreement. In connection with the transaction, the parties entered into transition services agreements at closing to facilitate the orderly transition of operations. At the time of filing, the accounting for this divestiture is incomplete. The carrying amount of net assets derecognized at the disposal date, the fair value of the contingent consideration asset, and the resulting gain or loss on sale have not yet been finalized.
Normal Course Issuer Bid
Our board of directors and the TSX approved the renewal of our NCIB (the "2026 NCIB") for us to purchase at our discretion for cancellation up to 8,478,469 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued as at May 11, 2026, over the twelve-month period commencing on May 25, 2026 and ending no later than May 24, 2027. Any Subordinate Voting Share purchased under the 2026 NCIB will be cancelled.
Under the 2026 NCIB, other than purchases made under block purchase exemptions, we are allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 172,996 Subordinate Voting Shares representing 25% of the average daily trading volume of 691,987 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on April 30, 2026.
In connection with the 2026 NCIB, we also entered into an ASPP under which a designated broker may purchase Subordinate Voting Shares at times when we would ordinarily not be permitted to purchase our Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP will be made in accordance with certain purchasing parameters.
Related Party Transactions
We have no material related party transactions, other than those noted in our audited annual consolidated financial statements.
The executive compensation expense for the top five key management personnel is as follows for Fiscal 2026 and Fiscal 2025:

	Fiscal year ended March 31,

(In thousands of US dollars)	2026	2025
	$	$

Short-term employee benefits	3,239	2,569
Share-based payments	11,225	11,963

Total compensation expense for key management personnel	14,464	14,532
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Financial Instruments and Other Instruments
Fair Value
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for Fiscal 2026 include an average repayment period of 7 months, an average discount rate over the repayment period of 14% and amounts deemed uncollectible, which includes write-offs, of $12.2 million. No reasonably possible change in the key assumptions would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods.
Transaction-based revenue for Fiscal 2026 includes $50.0 million from merchant cash advances related to fees collected incorporating fair value movement ($35.2 million for Fiscal 2025) and general & administrative expenses for Fiscal 2026 include $12.2 million from merchant cash advances deemed uncollectible, which includes write-offs ($12.5 million for Fiscal 2025).
Credit and Concentration Risk
Our credit risk is primarily attributable to our cash and cash equivalents, trade and other receivables, and our merchant cash advances. We do not generally require a guarantee from our customers for trade receivables. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. We do not hold any collateral as security.
Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables and merchant cash advances. Moreover, balances for trade receivables and merchant cash advances are managed and analyzed on an ongoing basis to ensure timely collection of amounts.
We maintain a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3 of our audited annual consolidated financial statements. Our allowance for expected credit losses ("ECL") includes forward-looking factors specific to the debtors and the economic environment.
In Fiscal 2026, potential effects from uncertainty in the macroeconomic environment on our credit risk have been considered and have resulted in an increase to our allowance for ECLs from what the allowance would have been without factoring in these effects. We continue to monitor macroeconomic conditions and any resulting impacts on our credit risk.
Liquidity Risk
We are exposed to the risk of being unable to honor our financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. We have $453.9 million of cash and cash equivalents as well as a credit facility available as at March 31, 2026, demonstrating our liquidity and ability to pay financial liabilities as they become due.
Foreign Exchange Risk
We are exposed to foreign exchange risk due to financial instruments denominated in foreign currencies. The main currencies which expose us to foreign exchange risk due to financial instruments denominated in foreign currencies include the Canadian dollar, the Euro, the British pound sterling, the Australian dollar and the New Zealand dollar. We have a policy to mitigate our exposure to foreign currency exchange risk by entering into derivative instruments. We have entered into multiple foreign exchange forward contracts. Our currency pair used for cash flow hedges is U.S. dollar / Canadian dollar. We do not use derivative instruments for speculative purposes. The notional principal of our foreign exchange contracts was $97.5 million CAD as at March 31, 2026 (March 31, 2025 - $113.8 million CAD).
The following table provides a summary of our foreign exchange exposures, after taking into account relevant foreign exchange forward contracts, expressed in thousands of U.S. dollars:
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2026	CAD	EUR	AUD	GBP	NZD	Other	Total
	$	$	$	$	$	$	$

Cash and cash equivalents and restricted cash	1,872	4,902	3,689	1,753	2,034	1,613	15,863
Trade and other receivables	14,512	5,952	219	3,118	930	944	25,675
Merchant cash advances	14,445	21,566	12,022	9,907	1,096	3,750	62,786
Contract assets	2,981	10,229	4,368	6,256	—	1,544	25,378
Accounts payable and accrued liabilities	(12,608)	(17,601)	(3,866)	(5,485)	(2,351)	(4,046)	(45,957)
Other long-term liabilities	(262)	(340)	(593)	(133)	—	(9)	(1,337)
Lease liabilities	(7,181)	(6,058)	(1,467)	(4,354)	(950)	(36)	(20,046)

Net financial position exposure	13,759	18,650	14,372	11,062	759	3,760	62,362
Interest Rate Risk
Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flows. Certain of our cash earns interest. Our trade and other receivables and accounts payable and accrued liabilities do not bear interest. We are not exposed to material interest rate risk.
Share Price Risk
Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of stock options and share awards outstanding and exercise price remaining constant.
Inflation Risk
We are subject to inflation risk that could have a material effect on our business, financial condition and results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. If inflation increases, it will likely affect our expenses, including, but not limited to, increased costs to offer our solutions and employee compensation expenses. Furthermore, our customers are also subject to risks associated with inflationary pressures that have and may continue to impact their business and financial condition. Such risks include a reduction in consumer spending and credit or debit card usage, which would negatively impact our financial performance because the number of transactions processed using our payment solutions would decrease, as would the average purchase amount of each transaction.
Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions are outlined below. Management has determined that we operate in a single operating and reportable segment.
Revenue Recognition
The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount of consideration paid by the customer or the net amount of
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consideration retained by us. This determination is a matter of significant judgment that depends on the facts and circumstances of each arrangement.
Impairment of Non-Financial Assets
Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rate. These estimates, including the methodology used, the identification of cash-generating units and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.
If the carrying value of our Segment is below our recoverable amount in the future, we may have to recognize further goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. During the three months ended December 31, 2025, an annual impairment test of goodwill was performed on our Segment, which is the level at which management monitors goodwill. The annual impairment test of goodwill as at December 31, 2025 was performed using the Company's fair value less costs of disposal method. This test demonstrated no impairment of goodwill as at December 31, 2025. The carrying amount of our net assets exceeded our market capitalization as at March 31, 2026, which triggered an impairment test to be performed for the Segment. We completed an impairment test of goodwill as at March 31, 2026 using a fair value less costs of disposal model which demonstrated no impairment of goodwill. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause impairment in the future. We are required to perform our next annual goodwill impairment analysis on December 31, 2026, or earlier should there be a goodwill impairment trigger before then. For additional information, see note 15 of the audited annual consolidated financial statements for Fiscal 2026.
Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.
Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies.
Share-Based Compensation
We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, interest rate and dividend yield.

Provisions
We are involved in litigation and claims from time to time. There can be no assurance that these litigations and claims will be resolved without costly litigation nor in a manner that does not adversely impact the financial position and operating results of the Company. Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining the probability of a loss and consequently determining a reasonable estimate, management is required to use significant judgment. Assumptions applied reflect the most probable set of economic conditions and planned courses of action by the Company at the time, but these too may differ over time. Given the uncertainties associated with any litigation, the actual outcome can be different from our estimates and could adversely affect the
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financial position and operating results of the Company. For additional information, see note 23 of the audited annual consolidated financial statements for Fiscal 2026.
Internally Generated Intangible Assets
We recognize internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. Internally generated intangible assets are amortized using the straight-line method over the estimated useful lives of the internally generated intangible assets from the point the asset is available for use.
New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the International Accounting Standards Board ("IASB") or other standard-setting bodies, and are adopted as of the specified effective date.
New and Amended Material Accounting Policies Adopted by the Company
The IASB has issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to clarify how to assess and account for situations where a currency is not exchangeable into another. This amendment is effective for annual periods beginning on or after January 1, 2025. We have adopted this amendment as of April 1, 2025. There was no impact on our accounting policies or the consolidated financial statements as a result of adopting this amendment.
There were no other IFRS Accounting Standards effective within Fiscal 2026 or International Financial Reporting Interpretations Committee (IFRIC) interpretations that had a material impact on our accounting policies or the consolidated financial statements.
New and Amended Material Accounting Policies Issued but not yet Effective
At the date of authorization of these financial statements, we have not yet applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective.
The IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the date of recognition and derecognition of some financial assets and liabilities including introducing a new exception for certain financial liabilities settled using an electronic payment system before the settlement date. The amendments also clarify the classification of certain financial assets and introduce disclosure requirements for financial instruments with contingent features and equity instruments classified at fair value through other comprehensive income. This amendment is effective for annual periods beginning on or after January 1, 2026. We will adopt these amendments as of April 1, 2026 and plan to apply the exception to derecognize financial liabilities settled using an electronic payment system before the settlement date. The adoption will not have a material impact on our accounting policies or the consolidated financial statements in future periods.
The IASB has issued IFRS 18 Presentation and Disclosure in Financial Statements which includes requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity's assets, liabilities, equity, income and expenses. IFRS 18 introduces a defined structure for the presentation of the consolidated statements of loss and comprehensive loss and will require additional disclosure regarding management-defined performance measures. The new IFRS 18 standard is effective for annual periods beginning on or after January 1, 2027. We are currently evaluating the impact of this standard on our consolidated financial statements.
Outstanding Share Information
Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the TSX and the New York Stock Exchange. Our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series, of which 137,786,012 Subordinate Voting Shares and no preferred shares were issued and outstanding as of May 19, 2026. The issued and outstanding Subordinate Voting Shares as at May 19, 2026 are net of 2,098,907 Subordinate Voting Shares that have been purchased and are held in trust.
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As of May 19, 2026, there were 9,946,563 options outstanding under the Company’s Third Amended and Restated Omnibus Incentive Plan, as amended (the "Omnibus Plan") (of which 5,961,143 were vested as of such date). Each such option is or will become exercisable for one Subordinate Voting Share.
As of May 19, 2026, there were 8,005 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 8,005 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one Subordinate Voting Share.
As of May 19, 2026, there were 251,643 DSUs outstanding under the Company’s Omnibus Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Omnibus Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of May 19, 2026, excluding non-treasury RSUs outstanding, there were 5,883,548 RSUs outstanding under the Company’s Omnibus Plan (of which 1,527,596 were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. In the three months ended June 30, 2025, the Company amended certain of its outstanding RSUs that had been previously granted to employees of the Company under the Omnibus Plan in order to remove the possibility of such RSUs being settled, upon vesting, through the issuance of Subordinate Voting Shares from treasury, and to limit the settlement options in respect of such RSUs to the delivery of a Subordinate Voting Share purchased on the open market on behalf of the applicable participant, the payment of an amount in cash in an amount equal to the fair market value of a Subordinate Voting Share or a combination thereof at the discretion of the Board. Such amended RSUs, being non-treasury RSUs, are not taken into consideration in respect of the number of Subordinate Voting Shares reserved for issuance in respect of awards granted under the Omnibus Plan as they are non-dilutive. In addition, during Fiscal 2026, the Company granted 1,000,026 non-treasury RSUs to certain of its employees. As of May 19, 2026, there were 2,015,587 non-treasury RSUs outstanding (of which 815,453 were vested as of such date).
Disclosure Controls and Procedures and Internal Control Over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) are designed to provide reasonable assurance that information required to be disclosed in reports filed with the Securities and Exchange Commission are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at March 31, 2026 were effective.
Management's Annual Report on Internal Control over Financial Reporting
Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.
Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at March 31, 2026.
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Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of the Company's internal control over financial reporting as at March 31, 2026 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their opinion on the audited annual consolidated financial statements for March 31, 2026.
Changes in Internal Control over Financial Reporting
During the year ended March 31, 2026, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
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